August 10, 2021	TSX.V - GIGA

Giga Metals Begins Trading on the OTCQX Market in the
United States

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (OTCQX: HNCKF) (TSX.V - GIGA) (FSE: BRR2) announced today that Giga has qualified to trade on the OTCQX® Best Market, the highest tier of the OTC market in the United States.

"We are very pleased to have graduated to the OTCQX," said Giga CEO Mark Jarvis.  "This important milestone will strengthen our U.S. and global shareholder base and increase the liquidity of our common shares to the benefit of all investors. We believe that the company's goal to be carbon neutral and to provide a large, long life, ethical supply of nickel for the EV market is a key to the global move to decarbonization.  The time is right to get this message to a larger audience."

Giga Metals Corp graduated from the OTCQB and begins trading today on OTCQX under the symbol "HNCKF."  U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the company on www.otcmarkets.com.

The Corporation will continue to trade on the TSX Venture Exchange ("TSX.V") in Canada under the symbol "GIGA.V" and on the Frankfurt Stock Exchange ("FSE") under the symbol "BRR2".

The OTCQX Market is designed for established, investor-focused U.S. and international companies. To qualify for OTCQX, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws. Graduating to the OTCQX Market marks an important milestone for companies, enabling them to demonstrate their qualifications and build visibility among U.S. investors.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market and the Pink® Open Market for 11,000 U.S. and global securities.  Through OTC Link® ATS and OTC Link ECN, we connect a diverse network of broker-dealers that provide liquidity and execution services.  We enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Forward-looking Statements

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding an increase in liquidity as a result of the OTCQX listing and other expectations, which may or may not come to pass. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com